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   SUPPLEMENT DATED SEPTEMBER 28, 1995 TO PROSPECTUS DATED APRIL 28, 1995

                            1,000,000 COMMON SHARES

                            SUNRISE PRESCHOOLS, INC.

         The second paragraph on the front cover page of the Prospectus dated April 28, 1995 is amended and replaced in its entirety as follows:

         Each Warrant was originally exercisable for one Common Share at a price of $5.00 per share, subject to adjustment under certain circumstances. On September 21, 1995, the Company announced that it had extended the expiration date of the Warrants through November 6, 1995 (the "Warrant Expiration Date") and reduced the exercise price of each exercisable warrant to $1.00 for the period remaining prior to the Warrant Expiration Date. As conditions to extension of the Warrant and reduction of the exercise price, the Company has provided that each holder of Warrants may exercise only one of each sixteen Warrants held, and that the Warrants will be non-transferable for their remaining term. Exercises of the Warrants into less than whole share increments will not be accepted. The exercise of the Warrants in accordance with the terms described above is also subject to effective registration of the underlying shares or an available exemption from registration in the state of such holder's residence. Holders of Warrants electing to exercise their Warrants prior to the Warrant Expiration Date may revoke such election, so long as notice of such revocation is received by the Company on or prior to the Warrant Expiration Date. All Warrants exercised and not revoked on or prior to the Warrant Expiration Date will be accepted by the Company and the Common Shares issuable upon the exercise of such Warrants will be delivered to the respective holders of Warrants as soon as practicable after the Warrant Expiration Date. Assuming all of the eligible Warrants are exercised, the proceeds to the Company are estimated to be approximately $62,500, prior to expenses associated with the registration of the Common Shares and the extension and reduction of the exercise price of the Warrants. The proceeds will be allocated to the Company's working capital for general corporate purposes.

         To the extent that any statement in this Prospectus Supplement conflicts with a statement contained in the Prospectus, the statement in this Prospectus Supplement shall control.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS ABLE TO SUSTAIN A TOTAL LOSS OF THEIR INVESTMENT. SEE "RISK FACTORS."

                        --------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES AGENCY NOR HAS THE COMMISSION OR ANY SUCH AGENCY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                            SUPPLEMENTAL INFORMATION

         The Prospectus is further amended to include the following additional information:

                       HOLDINGS OF OFFICERS AND DIRECTORS

         The following officers, directors and affiliates of the Company own
Warrants:

                                                                                    Number of Warrants
 Name and Title                                                                      Beneficially Held
 --------------                                                                     ------------------
 James R. Evans                                                                         16,300(1)
 Chairman of the Board and President

 Barbara L. Owens                                                                        2,300(2)
 Executive Vice President, Director, Secretary and Treasurer

 Robert A. Rice                                                                         35,000
 Director

-------------------

(1) Of Mr. Evans' 16,300 Warrants, 300 of such Warrants are held in a trust for the benefit of Mr. Evans' children, of which Mr. Evans is the trustee. Mr. Evans acquired 16,000 of the Warrants he owns in the open market on September 22, 1995 at a price of $0.15 per Warrant.

(2) Of Ms. Owens' 2,300 Warrants, 150 of such Warrants are held in a trust for the benefit of Ms. Owens' children, of which Ms. Owens is the trustee.

                      MARKET FOR COMMON STOCK AND WARRANTS

         Trading activity with respect to the Company's Common Stock has been limited and the volume of transactions should not of itself be deemed to constitute an "established public trading market." A public trading market having the characteristics of depth, liquidity and orderliness depends upon the existence of market makers as well as the presence of willing buyers and sellers, which are circumstances over which the Company does not have control.

         The Common Stock is quoted in the National Daily Quotation Service ("Pink Sheets") published daily by the National Quotation Bureau, Inc. under the symbol SUNR. Quotations are also available for the Common Stock through the Electronic Bulletin Board operated by the National Association of Securities Dealers, Inc. under the symbol 3SUNR. The following table sets forth the high and low bid prices for the Common Stock based on closing transactions during each specified period as reported by the National Quotation Bureau, Inc., which prices reflect inter-dealer prices without retail mark- up, mark-down or commission and may not necessarily represent actual transactions:


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
                                      Fiscal 1995 Bid                            Fiscal 1994 Bid
                           --------------------------------------   -----------------------------------------
                                  High                  Low                 High                   Low
                                  ----                  ---                 ----                   ---
First Quarter                    $1.375               $1.000                $1.000                 $.750

Second Quarter                    1.688                 .938                 1.250                  .875

Third Quarter                     1.563                1.125                 1.500                  .750

Fourth Quarter                    2.625                1.250                 1.625                  .875

         Until September 22, 1995, at which time the Warrants became non-transferable, the Warrants were quoted in the Pink Sheets under the symbol SUNRW and on the Electronic Bulletin Board under the symbol 3SUNRW. The following table sets forth the high and low bid prices for the Warrants based on closing transactions for each specified period as reported by the National Quotation Bureau, Inc.

                                      Fiscal 1995 Bid                            Fiscal 1994 Bid
                           --------------------------------------   -----------------------------------------
                                   High                  Low                 High                   Low
                                   ----                  ---                 ----                   ---
First Quarter                     $.188                $.063                 $.188                 $.063

Second Quarter                     .188                 .063                  .188                  .063

Third Quarter                      .375                 .063                  .188                  .063

Fourth Quarter                     .375                 .063                  .250                  .125

                     PURPOSE OF PROPOSAL TO WARRANTHOLDERS

         The Company has announced that it has entered into a letter of intent to undertake a public offering of securities. In connection with planning for such offering, the Company decided to make a proposal to the Warrantholders which would result in the final disposition of the Warrants. Accordingly, the Company has reduced the exercise price of the Warrants and extended their expiration date through November 6, 1995, all as described in this Prospectus Supplement. The Company had extended the expiration date of the Warrants several times over the past several years. The Company believes that this final extension through November 6, 1995 in combination with the reduction in the exercise price of the Warrants will provide Warrantholders an opportunity to benefit from exercise of a portion of their Warrants.


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